Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Pandora Media, Inc. for the registration of shares of its common stock, preferred stock, and warrants and to the incorporation by reference therein of our reports dated February 26, 2018, with respect to the consolidated financial statements of Pandora Media, Inc., and the effectiveness of internal control over financial reporting of Pandora Media, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California

May 24, 2018